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June 13, 2014

Leland Benton

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 3, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 10, 2014

Form 10-Q for the quarter ended March 31, 2014

Filed May 8, 2014

File No. 1-13831

Dear Mr. Benton:

As I indicated to you by telephone on June 13, 2014, due in part to the timing of management team travel schedules, we are requesting, on behalf of our client, Quanta Services, Inc. (“Quanta”), an extension regarding the proposed date to file Quanta’s response to the comment letter dated June 3, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filings by Quanta. Quanta expects to provide its response to the comment letter by no later than July 1, 2014. The additional time should be sufficient to compile the information needed to respond to the comments and to have the responses appropriately reviewed by Quanta’s Audit Committee and independent registered public accounting firm.

If you have any questions or require additional information regarding this submission, you may contact me at 713.229.1626.

Very truly yours,

/s/ Jeremy L. Moore

cc:	John Cash

Mindy Hooker

Anne McConnell

Securities and Exchange Commission